SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019

(212) 403-1000

☑       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Media Contact:                                                                                                                     Investor Contact:

Jay Worley (610) 902-6206       Joele Frank / Dan Katcher / Andrew Siegel           Barry Strzelec (610) 902-6256

jay.worley@airgas.com             Joele Frank, Wilkinson Brimmer Katcher               barry.strzelec@airgas.com

                                           (212) 355-4449

For Immediate Release

AIRGAS BOARD OF DIRECTORS REJECTS
UNSOLICITED PROPOSAL FROM AIR PRODUCTS

RADNOR, PA – February 9, 2010 – Airgas, Inc. (NYSE: ARG) today announced that its Board of Directors has unanimously determined that the unsolicited proposal from Air Products & Chemicals, Inc. (NYSE: APD) (“Air Products”) announced on February 5, 2010, very significantly undervalues Airgas and its future prospects and is not in the best interests of Airgas stockholders.  The Board rejected the Air Products’ proposal after a thorough review and reached its decision after careful consideration with the assistance of its independent financial and legal advisors.

In making its determination that Air Products’ February 5, 2010, proposal and its previously rejected $62 per share proposal grossly undervalue Airgas, the Airgas Board of Directors considered, among other factors, the following:

  Airgas stockholders are poised to realize the benefits of the Company’s investments and the nascent economic recovery.
  Opportunistic timing would transfer the future value of Airgas to Air Products at a bargain basement price.
  Airgas has a proven track-record of creating value for stockholders (Airgas’ stock has consistently and significantly outperformed Air Products’ stock) and Airgas is effectively executing on its business plan and delivering solid results.
  The Airgas Board of Directors is resolutely committed to preserving and enhancing value for Airgas stockholders and will vigorously protect stockholders against grossly undervalued and opportunistic proposals.

The following is the text of the letter that was sent on February 9, 2010, to Air Products’ Chairman, President and Chief Executive Officer, John McGlade:

February 9, 2010

Mr. John E. McGlade
Chairman, President and CEO
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

Dear John:

The Board of Directors of Airgas has received your letter dated February 4, 2010 proposing that Air Products acquire all of the outstanding shares of Airgas for $60 per share in cash.  At a meeting held yesterday and today, the Board of Directors carefully reviewed your company’s latest proposal with the assistance of its financial advisors, Goldman, Sachs & Co. and Bank of America Merrill Lynch, and its legal counsel.  After thorough consideration, it is the unanimous view of the Airgas Board of Directors that your unsolicited proposal very significantly undervalues Airgas and its future prospects.  Accordingly, the Airgas Board unanimously rejects Air Products’ $60 per share proposal.  Moreover, as we informed you in our letter dated January 4, 2010, your company’s prior $62 per share proposal also grossly undervalues Airgas.

Airgas is the largest and most valuable packaged gas business in the world with an unrivaled platform.  Airgas continues to effectively execute its business plan and is operating well in a difficult environment.  We have taken a number of actions that position us to perform even better as the economy improves.  Moreover, Airgas and its stockholders are poised to realize the significant benefits that will result from the substantial infrastructure investment and industry consolidation achieved by Airgas over the last decade.  Our country is just beginning to emerge from the worst recession since the Great Depression and your undervalued proposal would deprive our stockholders of the greater value that they will receive simply with the passage of time.

As you are undoubtedly aware, due to the nature of our customers and markets, historically our business has emerged from recession later, but with much greater upside, than yours.  Airgas’ management and its Board are extremely enthusiastic about our company’s prospects and are confident of achieving stockholder returns well in excess of what can be derived from Air Products’ unsolicited and opportunistic proposal.

We note that in your presentation dated February 5th, you state that “Timing is excellent” as a justification for pursuing Air Products’ unsolicited proposal at this time.  We agree that the “timing is excellent” -- for Air Products -- but it is a terrible time for Airgas stockholders to sell their company.  We can certainly understand why Air Products would find an opportunistic acquisition of Airgas to be appealing to Air Products and its stockholders.  However, it makes no sense for the Airgas stockholders to transfer the future value of Airgas to Air Products at a bargain basement price.

Over the last five and ten year periods preceding the public disclosure of your company’s latest proposal, Airgas’ stock has consistently and significantly outperformed Air Products’ stock, having risen 75% over the last five years (vs. 25% for Air Products’

stock) and 471% over the last ten years (vs. 139% for Air Products’ stock).  It is in light of this history that we consider your increasingly urgent demands to negotiate concerning Air Products’ various proposals, which in our Board’s unanimous view grossly undervalue our company and its prospects.  If the nascent recovery continues and the growth which we anticipate – and are starting to see in our business – were to become reflected in our stock price, Air Products would no longer be able to claim that “timing is excellent.”

Airgas’ business differs significantly from Air Products and your packaged gas operations in Europe have considerably different characteristics than our packaged gas business in the United States.  In contrast to your European business, our U.S. business operates in a highly competitive marketplace which demands distribution of numerous products and services to provide value to our customers.  Your company exited that business just eight years ago, selling it to us when it was in disarray.  The consistently high growth that we have been able to achieve over many years owes much to our entrepreneurial, service-oriented culture and decentralized management structure.  We are, at our core, a “people” business which has succeeded by effectively motivating our more than 14,000 associates.  We believe, based upon our own extensive experiences with Air Products, that the acquisition you are proposing would reduce rather than enhance stockholder value.

We understand that market credibility is paramount and Airgas has, over time, performed significantly better than Air Products on almost any metric, often exceeding market expectations.  But we believe that how a company conducts its business is important too.  You have chosen legal and financial advisors that have conflicts, even after we expressed our strong objections.  That is wholly inappropriate and why we commenced litigation against your legal advisor.  We have an affirmative obligation to protect Airgas stockholders and this includes taking the necessary steps to protect our stockholders against grossly undervalued proposals.  Our board, which collectively beneficially owns more than 10% of the outstanding common stock, is focused solely on the best interests of our stockholders.

Our Board of Directors, our management team and our thousands of associates are dedicated to creating value for all of our stockholders and that is exactly what we will continue to do by executing on our strategic plan.

Very truly yours,

/s/ Peter McCausland
Chairman and CEO

BofA Merrill Lynch and Goldman, Sachs & Co. are serving as financial advisors, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Airgas.

About Airgas, Inc.
Airgas, Inc. (NYSE: ARG), through its subsidiaries, is the largest U.S. distributor of industrial, medical, and specialty gases, and hardgoods, such as welding equipment and supplies. Airgas is also one of the largest U.S. distributors of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, and a leading distributor of process chemicals, refrigerants, and ammonia products. More than 14,000 employees work in over 1,100 locations, including branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas also distributes its products and services through eBusiness, catalog and telesales channels. Its national scale and strong local presence offer a competitive edge to its diversified customer base. For more information, please visit www.airgas.com.

# # #

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Airgas has commenced at this time.  If a tender offer is commenced, Airgas may file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”).  Any solicitation/recommendation statement filed by Airgas that is required to be mailed to stockholders will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov.  In addition, Airgas may file a proxy statement with the SEC.  Any definitive proxy statement will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Airgas and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Airgas’ directors and executive officers in Airgas’ Annual Report on Form 10-K for the year ended March 31, 2009, which was filed with the SEC on June 1, 2009, and its proxy statement for the 2009 Annual Meeting, which was filed with the SEC on July 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases.  These statements include, but are not limited to: our having strong prospects for organic and acquisition growth in the coming years; the economy just beginning its recovery; the view that under the terms of Air Products’ proposal, our stockholders would sacrifice real value and opportunity; our belief that a combination of our two companies could destroy rather than create value; and our prospects for continued growth and stockholder value creation.  We intend that such forward-looking statements be subject to the safe harbors created thereby.  All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved.  Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.  Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: adverse changes in customer buying patterns resulting from further deterioration in current economic conditions; weakening in the operating and financial performance of our customers, which can negatively impact our sales and ability to collect our accounts receivable; postponement of projects due to the recession; customer acceptance of price increases; the success of implementing and continuing our cost reduction programs; supply cost pressures; increased industry competition; our ability to successfully identify, consummate, and integrate acquisitions; our ability to achieve acquisition synergies; our continued ability to access credit markets on satisfactory terms; significant fluctuations in interest rates; increases in energy costs and other operating expenses eroding planned cost savings; higher than expected implementation costs of the SAP system; conversion problems related to the SAP system that disrupt our business and negatively impact customer relationships; the impact of tightened credit markets on our customers; the impact of changes in tax and fiscal policies and laws; the potential for increased expenditures relating to compliance with environmental regulatory initiatives; the impact of new environmental, healthcare, tax, accounting, and other regulation; continued potential liability under the Multiemployer Pension Plan Amendments Act of 1980 with respect to our participation in or withdrawal from multi-employer pension plans for our union employees; the extent and duration of current recessionary trends in the U.S. economy; the effect of catastrophic events; political and economic uncertainties associated with current world events; and other factors described in Airgas’ reports, including its March 31, 2009 Form 10-K, subsequent Forms 10-Q, and other documents filed by Airgas with the SEC.